Ballard Power Systems Inc.

News Release

Ballard Fuel Cell Systems to be Used in Telecom Continuous Power Pilot at Idea Cellular in India

For Immediate Release – December 10, 2013
VANCOUVER, CANADA– Ballard Power Systems (NASDAQ: BLDP)(TSX: BLD) will be supplying ElectraGen™-ME fuel cell systems for a pilot project in Idea Cellular’s India telecom network. The fuel cell systems will be utilized in combination with solar technology to generate continuous power at five wireless base station sites. Funding for a feasibility study as well as the pilot project has been made available through a grant from the United States Trade and Development Agency (USTDA).

This project will support Idea Cellular’s efforts to find clean energy solutions to replace the use of diesel generators in its network throughout India. The trial is scheduled to take place in early 2014 utilizing Ballard ElectraGen™-ME 2.5 kilowatt methanol-based fuel cell systems, which will be deployed in combination with solar power technology the five Idea Cellular tower sites.

“Idea Cellular, an Aditya Birla Group Company, has been a pioneer in renewable energy technologies deployment to power telecom sites in India, for the past several years,” said Mr. Himanshu Kapania, Managing Director at Idea Cellular. “The grant offered by USTDA will further spur our efforts towards reducing carbon emissions from telecom infrastructure in the country.”

Karim Kassam, Ballard’s Vice President of Business Development added, “We are certainly pleased to expand our relationship with Idea Cellular in India with this opportunity to showcase our methanol-fuelled systems in a continuous power application.”

Idea Cellular is India’s third-largest mobile services operator, with 128 million subscribers, and has been powering telecom base stations in the region of Nadga, Madhya Pradesh with Ballard’s ElectraGen™-H2 direct hydrogen systems since early 2012. These systems utilize by-product hydrogen from a nearby chemical product plant as a low-cost fuel source.

Increasingly, telecom network operators in India are looking to fuel cell technology to meet government regulations concerning deployment of renewable energy systems. India’s Department of Telecommunications has mandated that at least 50% of all rural towers and 20% of urban towers be powered using clean energy systems by 2015. The regulation is targeted at reducing the country’s reliance on diesel generators, which currently power 60% of all wireless base station sites.

Telecom Backup Power solutions based on fuel cell technology deliver a number of advantages over conventional batteries and diesel generators. These include higher reliability across a wide range of operating conditions, lower maintenance costs, longer operating life as well as reduced size, weight, installation footprint, noise signature and environmental impact.

Ballard’s ElectraGen™-ME methanol-fuelled systems are particularly well suited for ‘extended runtime’ backup power needs. These systems are designed for high reliability, long life and minimal preventive maintenance. They include a fuel reformer that converts HydroPlus™ (a methanol-water liquid fuel mixture) into hydrogen gas to power the fuel cell.

The pilot project is subject to completion of final documents, currently in discussion between the parties. The USTDA press release announcement is available here – http://www.ustda.gov/news/pressreleases/2013/SouthAsia/India/IndiaCleanEnergyTelecomTowers—120213.as p.

About Ballard Power Systems
Ballard Power Systems (TSX: BLD) (NASDAQ: BLDP) provides clean energy fuel cell products enabling optimized power systems for a range of applications. Products deliver incomparable performance, durability and versatility. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning market developments for our products and corresponding value propositions for our customers. These forward-looking statements reflect Ballard’s current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard’s assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard’s actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard’s future performance, please refer to Ballard’s most recent Annual Information Form. Readers should not place undue reliance on Ballard’s forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

Further Information: Guy McAree +1.604.412.7919, media@ballard.com or investors@ballard.com